For the period ended October 13, 1995
File Number 811-4332                                    Exhibit 77C

A special meeting of shareholders of PaineWebber/Kidder, Peabody
Equity Income Fund, Inc. ("Equity Income Fund") was held on October 6, 1995. At the meeting the following agreement was approved for the Fund:

An Amended and Restated Agreement and Plan of Reorganization and Liquidation under which PaineWebber Growth and Income Fund ("Growth and Income Fund"), a series of PaineWebber America Fund, would acquire the assets of Equity Income Fund in exchange solely for shares of beneficial interest in Growth and Income Fund and the assumption by Growth and Income Fund of Equity Income Fund's liabilities followed by the distribution of those shares to the shareholders of Equity Income Fund.

The votes were as follows:

Shares Voted For       Shares Voted Against        Shares Withhold Authority
  1,424,463                  44,560                         98,313